FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number: 333-07654

ENDESA, S.A.
(Translation of Registrant's Name into English)

Ribera del Loira, 60
28042 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

MATERIAL FACT

The Board of Directors of Endesa has determined unanimously to cancel the Extraordinary General Meeting of Shareholders (EGM) that had been called for 20 March 2007 at first call and for the following day at second call, in light of the following circumstances:

1.
The purpose of such EGM was solely to permit shareholders to vote on the amendments to Endesa’s Articles of Association that were a condition to the public tender offer by E.ON Zwöllfte Verwaltungs GmbH (“E.ON”) for all the outstanding ordinary shares of Endesa, as was explained in the notice for the EGM as well as in the report of the Board of Directors of Endesa dated 6 February 2007 with respect to E.ON’s offer.

2.
According to a material fact published yesterday, E.ON has simplified its offer by waiving the condition that Endesa’s shareholders adopt resolutions amending Endesa’s Articles of Association. The remaining conditions of E.ON’s offer remain unchanged.

Accordingly, based on this change of circumstances and there being no other matter on the agenda to address at the EGM, there remains no purpose in holding the meeting.

Taking into account the expectations of shareholders that expected to receive the attendance fee of € 0.15 gross per share that Endesa had agreed to pay to those who participated in the EGM, and notwithstanding the fact that the EGM will not be held, Endesa will pay such fee to shareholders who would have been eligible to participate in the EGM and who send Endesa the voting and proxy card in accordance with the procedures described in the notice of the EGM. This amount will not be deducted from the price offered by E.ON.

Accordingly, E.ON’s offer [in Spain] remains at € 38.75 per share, in cash, available to all shareholders of Endesa, with the only remaining condition being the acquisition of a minimum of 529,481,934 shares, representing 50.01% of Endesa’s share capital.

7 March 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: March 7, 2007	By: /s/ Álvaro Pérez de Lema
Name: Álvaro Pérez de Lema
Title: Manager of North America Investor Relations